SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of January, 2006
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP TO ACQUIRE POWERSHARES CAPITAL
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                                MANAGEMENT
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                                  Press Release
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For Immediate Release
Contact:       Ivy McLemore, Director of Communications/AIM Investments
Phone:         +1 713 214 1904 (U.S.)

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               AMVESCAP to Acquire PowerShares Capital Management
             Family of 36 ETFs to be Distributed by AIM Investments
     Initial Purchase Price of $60 million for 100% of Fully Diluted Equity


Atlanta, GA--January 23, 2006-- AMVESCAP PLC today announced it has signed a definitive agreement to acquire PowerShares Capital Management LLC, a leading provider of exchange-traded funds (ETFs). PowerShares, based in Wheaton, IL, currently manages more than $3.5 billion in assets in a family of 36 different ETFs. The initial purchase price of $60 million is payable at closing for 100% of the fully diluted equity of PowerShares Capital Management. Subsequent earn-out provisions for the business are described in the transaction summary below. The transaction, subject to certain conditions including approvals from the Board of Directors and the shareholders of PowerShares' ETFs, is expected to close in the second or third quarters of 2006.

"The addition of PowerShares ETFs is a natural extension of our core mission to provide a broad range of investment management solutions to our diverse clients across the globe," said Marty Flanagan, president and chief executive officer of AMVESCAP. "Our combination with PowerShares, one of the fastest-growing companies in today's financial marketplace, immediately establishes AMVESCAP as a significant emerging player in exchange-traded funds. PowerShares ETFs and our broad range of actively managed investment products will provide our clients with one of the industry's most robust and comprehensive product lines."

"PowerShares ETFs and the AIM mutual funds will serve as complementary investment solutions for investors and their advisors," said Mark Williamson, president and chief executive officer of AIM Investments. AIM expects to begin distribution of PowerShares ETFs following completion of certain required regulatory steps. "We are very excited about the possibilities PowerShares products will provide our customers and are very proud to be at the forefront in bringing this unique combination of investment opportunities for advisors to use in intelligent portfolio construction for their clients."

ETFs represent one of the most compelling growth opportunities today in the asset management sector with recent annual growth far in excess of that experienced by most other asset management products. Since their inception in 1993, ETFs in the United States have grown to $289 billion (as of November 30,
2005) according to the Investment Company Institute.

"AMVESCAP is an outstanding organization and an excellent fit for PowerShares. We are very excited about our future together," said H. Bruce Bond, president and chief executive officer of PowerShares Capital Management. "This is a very important event for investors because, for the first time, a leading investment management company with tremendous institutional and retail distribution capabilities is embracing ETFs. I believe the result will be a tremendous opportunity for PowerShares, AMVESCAP, and our clients."

An ETF is an investment company with shares that trade intraday on stock exchanges at market-determined prices. Investors may buy or sell ETF shares through a broker or in a brokerage account, just as they would the shares of any listed publicly traded company.

"PowerShares ETFs are distinctive in the marketplace in that they are based on intelligent investment indexes, which seek to select the stocks with the greatest investment merit within a specified universe," said John Southard, managing director of PowerShares. "This approach is very different from that of market-weighted benchmark indexes, which simply seek to be barometers of stock groups without regard to the investment value of the underlying securities."

AMVESCAP PLC obtained financial advice regarding the transaction from De Guardiola Advisors and Merrill Lynch & Co. A.G. Edwards served as financial advisor to PowerShares Capital Management LLC.

Transaction summary:

|X|   $60 million payable in cash at closing for 100% of the fully-diluted equity
|X|   First Contingent Payment
|X| $40 million, payable in cash when management fees (as defined in the acquisition agreement) for any 30-day period total
         $17.5mm on an annualized basis
|X|   Second Contingent Payment
|X| $130 million payable when aggregate management fees total $50 million or more in any consecutive 12 month period in Years 1-4
|X|   Third Contingent Payment
|X| Calculated at the end of Year 5 based on compound annual growth in management fees from an assumed base of $17.5 million at closing; Year 5 management fees reduced by $50million if Second Contingent Payment is earned
|X| For a compound annual growth rate (CAGR)in Year 5 between 15% and 75%, $5 million for each CAGR point above 15%, for a maximum payment of $300 million for a 75% CAGR
|X| For a CAGR in Year 5 between 75% and 100%, $300 million, plus an additional $8 million for each CAGR point above 75%, for a maximum total payment of $500 million for a 100% CAGR
|X| The transaction is expected to be neutral to slightly accretive to earnings in 2006
|X| At AMVESCAP's option, up to 35% of the Second and Third Contingent payments are payable in AVZ stock




PowerShares Capital Management, LLC is an asset management firm headquartered in Wheaton, IL. PowerShares is the advisor and sponsor of PowerShares XTF, a family of ETFs. PowerShares Capital Management LLC seeks to provide compelling investment tools and portfolios for advisors and investors. PowerShares is committed to theoretically sound portfolio construction and empirically verifiable investment management approaches. Its asset management philosophy and investment discipline is deeply rooted in the application of intuitive factor analysis and model implementation to enhance investment decisions.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, AIM Trimark, INVESCO, INVESCO PERPETUAL and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of retail and institutional products for clients around the world. The company is listed on the London, New York and Toronto stock exchanges with the symbol "AVZ." Additional information is available at www.amvescap.com.

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This release may include statements that constitute "forward-looking statements"
under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this report, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects" and future or conditional verbs such as "will," "may," "could," "should" and "would," or any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent annual report on Form 20-F, as filed with the United States Securities and Exchange Commission (SEC). You may obtain these reports from the SEC Web site at www.sec.gov.

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  23 January, 2006                   By   /s/  Michael S. Perman
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary